UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Virgin Orbit Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92771A 101

(CUSIP Number)

James Cahillane
Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor,

New York, NY 10012

(212) 497-9050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92771A 101	13D	Page 2 of 13 pages

1	Names of Reporting Persons Virgin Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 252,126,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 252,126,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 252,126,308
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 75.3%
14	Type of Reporting Person CO

CUSIP No. 92771A 101	13D	Page 3 of 13 pages

1	Names of Reporting Persons Corvina Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 252,126,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 252,126,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 252,126,308
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 75.3%
14	Type of Reporting Person CO

CUSIP No. 92771A 101	13D	Page 4 of 13 pages

1	Names of Reporting Persons Virgin Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 252,126,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 252,126,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 252,126,308
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 75.3%
14	Type of Reporting Person CO

CUSIP No. 92771A 101	13D	Page 5 of 13 pages

1	Names of Reporting Persons Sir Richard Branson
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 252,126,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 252,126,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 252,126,308
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 75.3%
14	Type of Reporting Person IN

CUSIP No. 92771A 101	13D	Page 6 of 13 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Orbit Holdings, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 4022 E. Conant St., Long Beach, CA 90808.

Prior to the Business Combination (as defined below), the Issuer was known as NextGen Acquisition Corp. II (“NextGen”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Virgin Investments Limited (“VIL”)

Corvina Holdings Limited (“Corvina”)

Virgin Group Holdings Limited (“VGHL”)

Sir Richard Branson

Sir Richard Branson is a citizen of the United Kingdom. Each of the other Reporting Persons is organized under the laws of the British Virgin Islands. The address of Sir Richard Branson is Branson Villa, Necker Beach Estate, Necker Island, VG 1150, British Virgin Islands. The business address of each of the other Reporting Persons is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. The principal business of Sir Richard Branson is entrepreneurship. The principal business of each of the other Reporting Persons is investing in securities, including the securities of the Issuer.

Information with respect to the directors and officers of VIL, Corvina and VGHL (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

By virtue of the agreements made pursuant to the Stockholders’ Agreement (as defined below), the Reporting Persons and Fifteenth (as defined below) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by Fifteenth are not the subject of this Schedule 13D, and accordingly, Fifteenth is not included as a Reporting Person. For a description of the relationship between the Reporting Persons and Fifteenth, see Item 4 below.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 92771A 101	13D	Page 7 of 13 pages

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the closing of the Business Combination (as defined below), Vieco 10 Limited, a corporation incorporated in the British Virgin Islands (“Vieco 10”), acquired 301,981,419 shares of Common Stock from the Issuer upon the merger of Vieco USA, Inc. (“Vieco USA”) into a wholly owned subsidiary of the Issuer. In addition, at the closing of the Business Combination, VIL purchased an aggregate of 8,320,000 shares of Common Stock at a price of $10.00 per share from the Issuer pursuant to the Subscription Agreements (as defined below). On December 30, 2021, Vieco 10 distributed all of its shares of Common Stock (the “Distribution”) to VIL and Fifteenth Investment Company LLC (“Fifteenth”). As a result of the Distribution, VIL acquired an additional 243,806,308 shares of Common Stock.

Item 4.	Purpose of Transaction.

Business Combination

On December 29, 2021 (the “Closing Date”), pursuant to the Agreement and Plan of Merger, dated as of August 22, 2021 (the “Merger Agreement”), by and among NextGen, Pulsar Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of NextGen (the “Merger Sub”) and Vieco USA, NextGen reincorporated as a Delaware corporation and Merger Sub was merged with and into Vieco USA, with Vieco USA surviving the merger as a wholly owned subsidiary of NextGen (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Business Combination, the Issuer owns 100% of the outstanding securities of Vieco USA as the surviving company in the Merger and each outstanding share of capital stock of Vieco USA was cancelled and extinguished and converted into the right to receive shares of Common Stock on a 1-to-1.2503 basis. As a result of the Business Combination and the Distribution, VIL holds an aggregate of 252,126,308 shares of Common Stock.

Subscription Agreements

On August 22, 2021, concurrently with the execution of the Merger Agreement, NextGen entered into subscription agreements (the “Initial Subscription Agreements”) with VIL and certain other institutional and accredited investors (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 10,000,000 shares of Common Stock at $10.00 per share for an aggregate commitment amount of $100,000,000. On the Closing Date, pursuant to the Initial Subscription Agreements, VIL acquired 2,500,000 shares of Common Stock.

On December 28, 2021, pursuant to the terms of the Merger Agreement, VIL entered into a subscription agreement pursuant to which VIL agreed to subscribe for 5,820,000 shares of Common Stock in connection with the consummation of the Business Combination for an aggregate cash purchase price of $58,200,000 (the “Additional Subscription Agreement,” and together with the Initial Subscription Agreements, the “Subscription Agreements”). On the Closing Date, pursuant to the Additional Subscription Agreement, VIL acquired an additional 5,820,000 shares of Common Stock.

CUSIP No. 92771A 101	13D	Page 8 of 13 pages

Stockholders’ Agreement and Joinder

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with Vieco 10, which sets forth, among other things, certain rights and obligations of the parties with respect to: the corporate governance of the Issuer, including director designation rights and the identity of the Chairperson of the Issuer’s Board of Directors (the “Board”); voting rights; and approval rights and limitations with respect to certain transactions. Following the Distribution, VIL and Fifteenth (together, the “Voting Parties”) entered into a joinder to the Stockholders’ Agreement (the “Stockholders’ Agreement Joinder”), whereby VIL assumed the designation and consent rights granted to Vieco 10 pursuant to the Stockholders’ Agreement, except that, so long as Fifteenth continues to own at least 7.5% of the outstanding shares of Common Stock, it will have the right to designate one director to the Board.

Director Designation

For so long as VIL beneficially owns Common Stock representing 50% or more of the Common Stock owned by VIL immediately after the consummation of the transactions contemplated by the Merger Agreement and the Distribution, VIL may designate four individuals to serve on the Board. In the event that VIL beneficially owns less than 50% of the Common Stock but 25% or more of the Common Stock owned by VIL immediately after the consummation of the transactions contemplated by the Merger Agreement and the Distribution, it may designate three directors to serve on the Board. In the event that VIL beneficially owns less than 25% of the Common Stock but 10% or more of the Common Stock owned by VIL immediately after the consummation of the transactions contemplated by the Merger Agreement and the Distribution, it may designate two directors to serve on the Board. In the event that VIL beneficially owns less than 10% of the Common Stock but 5% or more of the Common Stock owned by VIL immediately after the consummation of the transactions contemplated by the Merger Agreement and the Distribution, it may designate one director to serve on the Board. In the event that VIL beneficially owns less than 5% of the Common Stock owned by VIL immediately after the consummation of the transactions contemplated by the Merger Agreement and the Distribution, it will not have the right to designate any directors. Upon any decrease in the number of directors that VIL is entitled to designate for nomination to the Board, VIL shall take all necessary action to cause the appropriate number of designees to offer to tender their resignation, effective as of the next annual meeting of stockholders of Issuer.

For so long as VIL is entitled to designate four directors to the Board, the Issuer and the Voting Parties agreed to take all necessary action to cause the Chairperson of the Board to be a VIL designee. On the Closing Date, VIL designated Evan Lovell to serve as Chairperson of the Board.

Voting Rights

Pursuant to the Stockholders’ Agreement, each of the Issuer and the Voting Parties have agreed not to take, directly or indirectly, any actions (including removing directors in a manner inconsistent with the Stockholders’ Agreement) that would frustrate, obstruct or otherwise affect the provisions of the Stockholders’ Agreement. Each Voting Party will vote all of its shares of Common Stock held by such Voting Party in such manner as may be necessary to elect and/or maintain in office as members of the Board those individuals designated in accordance with the Stockholders’ Agreement and to otherwise effect the intent of the provisions of the Stockholders’ Agreement.

CUSIP No. 92771A 101	13D	Page 9 of 13 pages

Approval Rights and Limitations

Pursuant to the Stockholders’ Agreement, for so long as it has the right to designate at least two directors, VIL will also have certain approval rights with respect to significant corporate transactions, including: any business combination or similar transaction; amendments to the Issuer’s certificate of incorporation, bylaws or other organizational documents; a liquidation or related transaction; and an issuance or sale of capital stock in excess of 5% of the then issued and outstanding shares of the Issuer.

For so long as it has the right to designate at least three directors, VIL will have additional approval rights with respect to certain transactions, including: any business combination or similar transaction having a fair market value of $10.0 million or more; non-ordinary course sale, exchange, transfer, lease, disposition, surrender or abandonment of any assets of the Issuer or its subsidiaries having a fair market value of $10.0 million or more; non-ordinary course acquisitions of the business or assets having a fair market value of $10.0 million or more; acquisition of an equity interest in any other entity having a fair market value of $10.0 million or more, except with respect to forming a wholly owned subsidiary of the Issuer; engagement by the Issuer or its subsidiaries (but not the Board) of any professional advisers, including, without limitation, investment bankers and financial advisers, for any matters set forth herein; approval of any non-ordinary course investment (including capital contribution) or expenditure or execution of any agreement reasonably likely to result in costs and expenses having a fair market value of $10.0 million or more; increasing or decreasing the size of the Board; an issuance or sale of any capital stock of the Issuer or its subsidiaries, other than an issuance of shares of capital stock upon the exercise of options to purchase shares of capital stock of the Issuer; making any dividends or distributions to the stockholders of the Issuer other than certain redemptions and those made in connection with the cessation of services of employees; incurring indebtedness outside of the ordinary course in an amount greater than $25.0 million in a single transaction or $100.0 million in aggregate consolidated indebtedness; amending, modifying or waiving any term or condition of the Stockholders’ Agreement, Registration Rights Agreement (as defined below), Issuer’s charter or by-laws, or its subsidiaries’ organizational documents; liquidating, dissolving, winding-up or causing any voluntary bankruptcy or related actions with respect to the Issuer or any of its subsidiaries; transactions with any interested stockholder pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act; and authorizing or approving, or entering into any agreement to do any of the foregoing.

The Stockholders’ Agreement also requires VIL to consult with the Board before (i) adopting, amending or repealing any part of the Issuer’s charter or by-laws, and (ii) taking any action by written consent as a stockholder of the Issuer.

CUSIP No. 92771A 101	13D	Page 10 of 13 pages

Registration Rights Agreement and Joinder

On the Closing Date, the Issuer, NextGen Sponsor II LLC, Vieco 10 and certain other former stockholders of Vieco USA entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. Following the Distribution, VIL and Fifteenth entered into a joinder to the Registration Rights Agreement (the “Registration Rights Agreement Joinder”), whereby each assumed the same rights granted to and restrictions placed on Vieco 10 pursuant to the Registration Rights Agreement.

Trademark License Agreement

On the Closing Date, in connection with the closing of the Business Combination, and as contemplated by the Merger Agreement and the Deed of Novation dated August 22, 2021, the amended trademark license agreement (the “Amended TMLA”) between the Issuer and Virgin Enterprises Limited, an affiliate of the Reporting Persons, became effective. Pursuant to the Amended TMLA, the Issuer agreed to provide Virgin Enterprises Limited the right to designate one director to the Board at any time if VIL does not otherwise have the right to designate a director to the Board.

The foregoing descriptions of the Stockholders’ Agreement, Stockholders’ Agreement Joinder, Registration Rights Agreement, Registration Rights Agreement Joinder and Amended TMLA do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders’ Agreement and the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

CUSIP No. 92771A 101	13D	Page 11 of 13 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 334,919,914 shares of Common Stock outstanding following consummation of the Business Combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Virgin Investments Limited	252,126,308	75.3%	0	252,126,308	0	252,126,308
Corvina Holdings Limited	252,126,308	75.3%	0	252,126,308	0	252,126,308
Virgin Group Holdings Limited	252,126,308	75.3%	0	252,126,308	0	252,126,308
Sir Richard Branson	252,126,308	75.3%	0	252,126,308	0	252,126,308

VIL is the record holder of the securities reported herein. VIL’s sole shareholder is Corvina, whose sole shareholder is VGHL. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by VIL.

Sir Richard Branson owns and has the ability to appoint and remove the management of VGHL and, as such, may indirectly control the decisions of VGHL, regarding the voting and disposition of securities owned by VGHL. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the securities owned by VIL.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders’ Agreement, the Reporting Persons and Fifteenth may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock beneficially owned by Fifteenth and such shares are not the subject of this Schedule 13D.

CUSIP No. 92771A 101	13D	Page 12 of 13 pages

(c)	Except as described in Item 3 and Item 4, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders’ Agreement, Stockholders’ Agreement Joinder, Registration Rights Agreement, Registration Rights Agreement Joinder and Amended TMLA, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Stockholders’ Agreement, dated December 29, 2021, by and between Virgin Orbit Holdings, Inc. and Vieco 10 Limited (incorporated by reference to Exhibit 10.2(a) to the Issuer’s Current Report on Form 8-K filed on January 5, 2022).
3	VIL and Fifteenth joinder agreement, dated December 29, 2021, to the Stockholders’ Agreement (incorporated by reference to Exhibit 10.2(b) to the Issuer’s Current Report on Form 8-K filed on January 5, 2022).
4	Amended and Restated Registration Rights Agreement, dated December 29, 2021, by and among Virgin Orbit Holdings, Inc., NextGen Sponsor II LLC and certain former stockholders of Vieco USA, Inc. (incorporated by reference to Exhibit 10.1(a) to the Issuer’s Current Report on Form 8-K filed on January 5, 2022).
5	VIL and Fifteenth joinder agreement, dated December 29, 2021, to the Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.1(b) to the Issuer’s Current Report on Form 8-K filed on January 5, 2022).
6	Deed of Novation, Amendment and Restatement, dated August 22, 2021, by and among Virgin Enterprises Limited, Virgin Orbit, LLC and NextGen Acquisition Corp. II (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-4 (File No. 333-259574) filed on September 16, 2021).
7	Powers of Attorney.

CUSIP No. 92771A 101	13D	Page 13 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2022

Virgin investments limited

	By:	/s/ James Cahillane
	Name:	James Cahillane
	Title:	Attorney-in-fact

corvina Holdings Limited

	By:	/s/ James Cahillane
	Name:	James Cahillane
	Title:	Attorney-in-fact

Virgin Group Holdings Limited
	By:	/s/ James Cahillane
	Name:	James Cahillane
	Title:	Attorney-in-fact

SIR richard branson
	By:	/s/ James Cahillane
	Name:	James Cahillane
	Title:	Attorney-in-fact

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Virgin Investments Limited, Corvina Holdings Limited and Virgin Group Holdings Limited are set forth below.

Virgin Investments Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom
Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Peter Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Corvina Holdings Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom
Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Peter Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Virgin Group Holdings Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom
Leonard Anthony Birmingham	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Sir Richard Branson	Director	Branson Villa, Necker Beach Estate, Necker Island, VG 1150, BVI	United Kingdom
Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Peter Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom